Exhibit 5.1

OGILVY RENAULT

Toronto, March 14, 2003

Minefinders Corporation Ltd.
2288 - 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Dear Sirs & Mesdames:

RE: Minefinders Corporation Ltd.
Registration Statement on Form S-8

Reference is made to the above-captioned Registration Statement on Form S-8 (the "Registration Statement") to be filed by Minefinders Corporation Ltd. (the "Registrant") with the Securities and Exchange Commission on or about March 17, 2003, for the purpose of registering under the Securities Act of 1933, as amended, up to 2,990,848 common shares of the Registrant (the "Shares") under the Registrant's 1998 Stock Option Plan (the "Plan").

For purposes of expressing the opinion set forth herein, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, to the extent that relevant facts were not independently established by us, relied on certificates of public officials and certificates of officers or other representatives of the Registrant.

We are solicitors qualified to practice law in the Province of Ontario and express no opinion as to any laws or any matters governed by any laws other than the laws of the Province of Ontario and the federal laws of Canada applicable therein.

We have also assumed that (i) the Registration Statement will be and remain effective during the period when the Shares are offered and issued, (ii) the full consideration stated in the Plan or any Plan certificate will be paid for each share; (iii) appropriate certificates evidencing the Shares will be executed and delivered by the Company; and (iv) all applicable securities laws are complied with.

OGILVY RENAULT

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued and paid for in accordance with the terms of the Plan, will be validly issued as fully paid and non-assessable.

We hereby consent to the use of our opinion as herein set forth as an exhibit to the Registration Statement. In giving such consent, we do not hereby concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder, or that we are "experts" within the meaning of the Securities Act of 1933 or the rules and regulation promulgated thereunder.

Yours truly,

/s/ Ogilvy Renault

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